EXHIBIT 99.3

Interim condensed consolidated financial statements of Liminal BioSciences Inc.

For the quarter and six months ended

June 30, 2023

LIMINAL BIOSCIENCES INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In thousands of Canadian dollars) (Unaudited)

	June 30,	December 31,
	2023	2022

ASSETS
Current assets
Cash and cash equivalents	$19,312	$37,144
Accounts receivable	788	1,177
Prepaids	1,602	2,997
Assets held for sale (note 3)	3,937	—
Total current assets	25,639	41,318

Other long-term assets	357	243
Capital assets	327	4,344
Right-of-use assets	895	1,146
Intangible assets (note 4)	4,412	3,240
Deferred tax assets	168	168
Total assets	$31,798	$50,459

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$5,394	$5,968
Current portion of lease liabilities (note 5)	679	735
Current portion of provision (note 6)	3,166	3,400
Total current liabilities	9,239	10,103

Long-term portion of lease liabilities (note 5)	528	752
Long-term portion of provision (note 6)	—	3,290
Warrant liability (note 7)	556	106
Total liabilities	$10,323	$14,251

EQUITY
Share capital (note 9a)	$981,162	$979,849
Contributed surplus (note 9b)	46,503	45,973
Warrants (note 9c)	95,856	95,856
Accumulated other comprehensive loss	(3,172)	(3,169)
Deficit	(1,098,874)	(1,082,301)
Total equity	21,475	36,208
Total liabilities and equity	$31,798	$50,459

Going concern (note 1), subsequent event (note 11)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

LIMINAL BIOSCIENCES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of Canadian dollars except for per share amounts) (Unaudited)

	Quarter ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Revenues	$112	$157	$248	$157

Expenses
Research and development expenses	4,339	3,942	8,508	8,317
Administration expenses	4,776	4,505	8,335	9,205
Gain on foreign exchange	(65)	(1,745)	(76)	(959)
Finance costs	(175)	867	(413)	2,225
Loss on extinguishment of liabilities (note 8)	—	—	—	212
Change in fair value of financial instruments measured at fair value through profit or loss (note 7)	212	(1,064)	450	(1,307)
Loss from continuing operations, net of taxes of $nil	$(8,975)	$(6,348)	$(16,556)	$(17,536)

Discontinued operations
Loss on sale of discontinued operations, net of income taxes $nil (note 3)	(98)	—	(98)	(600)
Income (loss) from discontinued operations, net of taxes of $nil (note 3)	(68)	123	81	747
Total income (loss) from discontinued operations	(166)	123	(17)	147
Net loss	$(9,141)	$(6,225)	$(16,573)	$(17,389)

Net (loss) income attributable to:
Non-controlling interests in continuing operations	$—	$291	$—	$(168)
Owners of the parent
- Continuing operations	(8,975)	(6,639)	(16,556)	(17,368)
- Discontinued operations	(166)	123	(17)	147
	$(9,141)	$(6,516)	$(16,573)	$(17,221)
Net loss	$(9,141)	$(6,225)	$(16,573)	$(17,389)

Income (Loss) per share attributable to the owners of the parent basic and diluted:
From continuing operations	$(2.89)	$(2.14)	$(5.33)	$(5.60)
From discontinued operations	(0.05)	0.04	(0.01)	0.05
Total loss per share	$(2.94)	$(2.10)	$(5.34)	$(5.55)
Weighted average number of outstanding shares (in thousands)	3,104	3,104	3,104	3,104

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

LIMINAL BIOSCIENCES INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands of Canadian dollars) (Unaudited)

	Quarter ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Net loss	$(9,141)	$(6,225)	$(16,573)	$(17,389)

Other comprehensive (loss) income
Items that may be subsequently reclassified to profit and loss:
Exchange differences on translation of foreign operations from continuing operations	(2)	(7)	(3)	4
Total other comprehensive income (loss)	$(2)	$(7)	$(3)	$4
Total comprehensive loss	$(9,143)	$(6,232)	$(16,576)	$(17,385)

Total comprehensive income (loss) attributable to:
Non-controlling interests	$—	$291	$—	$(168)
Owners of the parent
- Continuing operations	(8,977)	(6,646)	(16,559)	(17,364)
- Discontinued operations	(166)	123	(17)	147
Total comprehensive loss	$(9,143)	$(6,232)	$(16,576)	$(17,385)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

LIMINAL BIOSCIENCES INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands of Canadian dollars) (Unaudited)

	Equity (deficiency) attributable to owners of the parent
	Share capital	Contributed surplus	Warrants	Foreign currency translation reserve	Deficit	Total	Non- controlling interests	Total equity
	$	$	$	$	$	$	$	$
Balance at January 1, 2022	979,849	44,109	95,856	(3,010)	(1,074,167)	42,637	(8,756)	33,881
Net loss	—	—	—	—	(17,221)	(17,221)	(168)	(17,389)
Foreign currency translation reserve	—	—	—	4	—	4	—	4
Share-based payments expense (note 9b)	—	1,156	—	—	—	1,156	—	1,156
Balance at June 30, 2022	979,849	45,265	95,856	(3,006)	(1,091,388)	26,576	(8,924)	17,652
Balance at January 1, 2023	979,849	45,973	95,856	(3,169)	(1,082,301)	36,208	—	36,208
Net loss	—	—	—	—	(16,573)	(16,573)	—	(16,573)
Foreign currency translation reserve	—	—	—	(3)	—	(3)	—	(3)
Issuance of shares (note 9a)	1,313	—	—	—	—	1,313	—	1,313
Share-based payments expense (note 9b)	—	530	—	—	—	530	—	530
Balance at June 30, 2023	981,162	46,503	95,856	(3,172)	(1,098,874)	21,475	—	21,475

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

LIMINAL BIOSCIENCES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of Canadian dollars) (Unaudited)

Six months ended June 30	2023	2022
Cash flows used in operating activities
Net loss from continuing operations during the period	$(16,556)	$(17,536)
Net income (loss) from discontinued operations during the year	(17)	147

Adjustments to reconcile net loss to cash flows used in operating activities:
Finance costs and foreign exchange	(521)	855
Loss on sale of discontinued operations (note 3)	98	600
Change in fair value of financial instruments measured at fair value through profit or loss (note 7)	450	(1,307)
Loss on extinguishment of liabilities (note 8)	—	212
Provision expense (note 6)	(346)	(1,028)
Payment of principal elements of provision	(3,238)	—
Share-based payments expense (note 9b)	530	1,156
Depreciation of capital assets	78	170
Depreciation of right-of-use assets	263	252
Amortization of intangible assets	142	141
	(19,117)	(16,338)
Change in non-cash working capital items	996	2,515
	$(18,121)	$(13,823)
Cash flows used in financing activities
Repayment of principal on long-term debt (note 8)	—	(39,123)
Payments of principal on lease liabilities (note 5)	(304)	(294)
Payment of interest on lease liabilities (note 5)	(102)	(98)
Debt, share and warrants issuance and repayment costs (note 8)	—	(40)
	$(406)	$(39,555)
Cash flows from investing activities
Additions to capital assets	—	(13)
Additions to intangible assets	—	(3)
Interest received	677	142
	$677	$126

Net change in cash and cash equivalent during the period	(17,850)	(53,252)
Net effect of currency exchange rate on cash and cash equivalents	18	567
Cash, beginning of period	37,144	108,490
Cash and cash equivalents, end of the period	$19,312	$55,805
Comprising of:
Cash	19,311	42,914
Cash equivalents	1	12,891
	$19,312	$55,805

Cash flows from discontinued operations presented in note 3.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

LIMINAL BIOSCIENCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

June 30, 2023

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

1. Nature of operations and going concern

Liminal BioSciences Inc., or Liminal or the Company, is incorporated under the Canada Business Corporations Act and is a publicly traded development stage biopharmaceutical company (Nasdaq symbol: LMNL) focused on discovering and developing distinctive novel small molecule therapeutics that modulate G protein-coupled receptors, or GPCR, pathways with the intent of developing best/first-in-class therapeutics for the treatment of metabolic, for inflammatory and fibrotic diseases with significant unmet needs, using its integrated drug discovery platform, medicinal chemistry expertise and deep understanding of the GPCR biology. The Company’s pipeline is currently made up of three development programs. The candidate selected for clinical development, LMNL6511, a selective antagonist for the GPR84 receptor, is expected to commence a Phase 1 clinical trial in the second half of 2023. The Company is also developing potential OXER1 antagonists and GPR40 agonists, both of which are at the preclinical stage.

On February 1, 2023, the Company performed a share consolidation of all its issued and outstanding common shares, stock options and warrants on the basis of a consolidation ratio of ten pre-consolidation shares to one post consolidation share. The quantities and per unit prices of the Company's common shares, stock options and warrants presented in these interim condensed consolidated financial statements have been retroactively adjusted to give effect to the share consolidation.

The Company’s registered office is located at 231 Dundas Street East, Belleville, Ontario, K8N 1E2 and its principal executive office is located at 440, Boul. Armand-Frappier, suite 300, Laval, Québec, Canada, H7V 4B4. Liminal has active business operations in Canada and the United Kingdom.

Structured Alpha LP, or SALP, is Liminal’s majority and controlling shareholder and is considered Liminal’s parent entity for accounting purposes. Thomvest Asset Management Ltd., or Thomvest, is the general partner of SALP and the ultimate controlling parent, for accounting purposes, of Liminal is The 2003 TIL Settlement.

The interim condensed consolidated financial statements for the quarter and six months ended June 30, 2023, or interim financial statements, are presented in Canadian dollars, $ or CAD, and have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, on a going concern basis, which presumes the Company will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the ordinary course of business.

During the six months ended June 30, 2023, the Company incurred a net loss from continuing operations of $16.6 million ($17.5 million for the six months ended June 30, 2022) and had negative operating cash flows, including continuing and discontinued operations, of $18.1 million ($13.8 million for the six months ended June 30, 2022). At June 30, 2023, the Company had an accumulated deficit of $1,098.9 million ($1,082.3 million at December 31, 2022) and a working capital of $16.4 million ($31.2 million at December 31, 2022).

LIMINAL BIOSCIENCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

June 30, 2023

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

The Company’s cash runway is dependent on the research programs currently underway, the pace of their progression and their outcome, as well as those planned to be undertaken in the short term. As such, there is always a degree of uncertainty in regard to the outcome or cost of those programs. The cash runway is also dependent on decisions the Company makes in terms of managing its capital, including raising capital through the issuance of debt or equity, and the Company's ability to conclude such financing transactions at an acceptable cost. The need to complete financing transactions in the future is likely to continue until the Company can generate sufficient product revenues to finance its cash requirements. Management may revert to a variety of sources for financing future cash needs including public or private equity offerings, debt financings, strategic collaborations, alliances and licensing arrangements, grant funding, selling non-core assets or other sources.

Despite the Company’s efforts to obtain the necessary funding and improve profitability of its operations, there can be no assurance of its success in doing so, especially with respect to its access to further funding on acceptable terms, if at all.

The Company currently expects that its existing resources will be sufficient to fund its planned operations and expenditures until December 2023.

These circumstances indicate the existence of a material uncertainty that may cast substantial doubt about the Company’s ability to continue as a going concern. If the Company is unable to secure additional capital, it may be required to curtail its research and development initiatives and take additional measures to reduce costs in order to conserve its cash in amounts sufficient to sustain operations and meet its obligations. These measures could cause significant delays in the Company’s preclinical, clinical and regulatory efforts, which are critical to the realization of its business plan. These interim financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

2. Material accounting policies

a) Accounting framework

These interim financial statements have been prepared in accordance with IAS 34, Interim financial reporting. Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with IFRS, have been omitted or condensed. These interim financial statements should therefore be read in conjunction with the audited annual consolidated financial statements for the year ended December 31, 2022, which have been prepared in accordance with IFRS and can be found at www.sec.gov/edgar and at www.sedar.com.

These interim financial statements were approved for issue on August 8, 2023 by the Company’s Audit, Risk and Finance committee as delegated by the Board of Directors.

b) New standards and interpretations adopted

The accounting policies used in our interim financial statements are consistent with those we applied in our December 31, 2022 audited annual consolidated financial statements except for the adoption of the following amendments on January 1, 2023.

LIMINAL BIOSCIENCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

June 30, 2023

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

Amendments to IAS 8, Accounting policies, Changes in Accounting Estimates and Errors (IAS 8) - The amendments to IAS 8 introduce a definition of accounting estimates and provide clarifications to distinguish accounting policies from accounting estimates. The amendments are applicable retrospectively and are effective for annual reporting periods beginning on or after January 1, 2023 with earlier application permitted.

c) New standards and interpretations not yet adopted

The IFRS accounting standards, amendments, and interpretations that the Company reasonably expects may have a material impact on the disclosures, the financial position or results of operations of the Company when applied at a future date are as follows:

Amendments IAS 1, Presentation of Financial Statements (IAS 1) - IAS 1 has been revised to clarify how to classify debt and other liabilities as current or non-current. The amendments help to determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current. The amendments also include clarifying the classification requirements for debt an entity might settle by converting it into equity. The amendments are applicable retrospectively and are effective for annual reporting periods beginning on or after January 1, 2024 with earlier application permitted. The Company concluded that these amendments will not have an impact on its financial statements at the date of adoption and for the comparative periods.

d) Significant accounting judgements and estimation uncertainty

The preparation of these interim financial statements requires the use of judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and the accompanying disclosures. The uncertainty that is often inherent in estimates and assumptions could result in material adjustments to assets or liabilities affected in future periods. The significant judgments made and critical accounting estimates applied by us and disclosed in the consolidated financial statements for the year ended December 31, 2022, remain unchanged.

3. Discontinued operations

Discontinued operations for the periods presented in the interim financial statements comprise the revenues and expenses of operations and the gains and transaction expenses related thereto, for the following activities, assets and liabilities:

LIMINAL BIOSCIENCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

June 30, 2023

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

•
the obligations towards a Contract Development Manufacturing Organization, or CDMO, it retained upon the sale of the plasma derived business;
•
the operating costs of the previously owned Labrosse facility, located in Pointe-Claire, Québec; and
•
the operating costs of the Company's dormant manufacturing facility located in Belleville, Ontario, or the Belleville facility.

All amounts relating to the activities above have been presented as discontinued operations in the current and prior periods. More specifically, we have restated the prior periods to remove the impact of those operations from all lines in the financial statements (revenues, cost of sales and production cost, R&D and administration, selling and marketing being the lines most impacted) and have reclassified those results to the income (loss) from discontinued operations lines in the interim financial statements.

During the six months ended June 30, 2023, the Belleville facility, formerly part of the plasma-derived therapeutics segment and previously classified as property, plant and equipment, met the criteria to be classified as held for sale, and is presented as such in the consolidated statement of financial position at June 30, 2023.

Gain on sale of discontinued operations

During the six months ended June 30, 2023 and 2022, the Company recorded an indemnification adjustment expense of $98 and $600, respectively, which represents a disputed research and development tax credit claim and interest with a taxation authority.

Results and cash flows from discontinued operations

The net loss from discontinued operations for the quarters and six months ended June 30, 2023 and 2022 are presented below:

	Quarter ended June30,		Six months ended June 30,
	2023	2022	2023	2022
Revenues	$—	$8	$—	$15

Expenses
Research and development expenses 1)	(14)	(389)	(345)	(1,201)
Administration expenses	80	142	261	336
Gain on foreign exchange	—	(12)	—	(12)
Finance costs	2	144	3	145
Income (loss) from discontinued operations, net of income taxes	$(68)	$123	$81	$747

1) Expense (income) recognized in regards to an agreement with a CDMO which in the comparative period is accounted for in part as a lease (note 5) and an onerous contract (note 6). These expenses (income) are due to changes to the discounted value caused by changes in inflation and discount rates.

The consolidated statements of cash flows for the six months ended June 30, 2023 and 2022 were not restated to present the cash flows from the discontinued operations separately as the Company selected to provide this information in the present note. The cash flows from the discontinued operations and the gain on sale of discontinued operations for the six months ended June 30, 2023 and 2022 are presented in the following table:

LIMINAL BIOSCIENCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

June 30, 2023

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

	June 30, 2023	June 30, 2022
Cash flows used in operating activities	$(264)	$(323)
Cash flows utilized during the period	$(264)	$(323)

4. Intangible assets

	Licenses and other rights	Patents	Software	Total
Cost
Balance at January 1, 2023	$145,759	$5,477	$265	$151,501
Additions	1,312	—	—	1,312
Disposals	—	(420)	—	(420)
Effect of foreign exchange differences	—	(16)	1	(15)
Balance at June 30, 2023	$147,071	$5,041	$266	$152,378

Accumulated amortization
Balance at January 1, 2023	$142,562	$5,439	$260	$148,261
Amortization expense	121	21	—	142
Disposals	—	(420)	—	(420)
Effect of foreign exchange differences	—	(16)	(1)	(17)
Balance at June 30, 2023	$142,683	$5,024	$259	$147,966

Carrying amounts
At June 30, 2023	$4,388	$17	$7	$4,412
At December 31, 2022	3,197	38	5	3,240

During the quarter ended June 30, 2023, the nomination of LMNL6326 as the lead preclinical candidate for the OXER1 program triggered a milestone event pursuant to the share purchase agreement, or SPA, dated July 17, 2020, entered into between the Company and the selling shareholders where the Company acquired 100% of the issued and outstanding common shares of Fairhaven Pharmaceuticals Inc., or Fairhaven, a company with a preclinical research program of small molecule antagonists. As a result of the achievement of this milestone, the Company paid an additional amount of $1,312 to the selling shareholders, by issuing 145,312 common shares of the Company equal to the amount of the milestone payment divided by the five-trading day volume weighted average trading price of the Company's common shares on Nasdaq immediately preceding the milestone payment date (note 9a).

5. Lease liabilities

The transactions affecting the lease liabilities during the six months ended June 30, 2023 were as follows:

Balance at January 1, 2023	$1,487
Additions	12
Interest expense	109
Payments	(406)
Lease modification and other remeasurements	—
Effect of foreign exchange differences	5
Balance at June 30, 2023	$1,207
Less current portion of lease liabilities	(679)
Long-term portion of lease liabilities	$528

LIMINAL BIOSCIENCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

June 30, 2023

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

6. Provisions

The transactions affecting the provisions during the six months ended June 30, 2023 were as follows:

Balance at January 1, 2023	$6,690
Decrease to provision during the period	(320)
Payments	(3,238)
Interest expense	60
Effect of changes in the discount rate	(26)
Balance at June 30, 2023	$3,166
Less current portion of provision	(3,166)
Long-term portion of provision	$—

7. Warrant liability

On February 1, 2023, the Company performed a ten-to-one share consolidation of its common shares, stock options and warrants. The quantities and per unit prices presented throughout the consolidated financial statements, including this note, have been retroactively adjusted to give effect to the share consolidation.

As part of the consideration for the private placement completed on November 3, 2020 where SALP and another investor participated equally, and a subsequent amendment to this private placement agreement made on November 25, 2020, the Company issued a total of 789,472 warrants that expire on November 3, 2025. Both of these issuances combined are referred to as the November 2020 warrants. Each warrant can be exercised to acquire one common share at an exercise price initially set at USD 55.0 and that can be reduced if equity financings are completed at a lower price before its expiry. The November 2020 warrants do not meet the definition of an equity instrument since the exercise price is denominated in USD which is different than the functional currency of Liminal which is the CAD. Consequently, they are accounted for as a financial instrument, presented as a warrant liability in the consolidated statement of financial position and carried at fair value through profit or loss.

The fair value of the November 2020 warrants was $556 and $106 at June 30, 2023 and December 31, 2022, respectively. The fair value for the November 2020 warrants held by SALP was $278 and $53 on those same dates. A loss of $212 and $450, resulting from the change in fair value of the November 2020 warrants during the quarter and the six months ended June 30, 2023, respectively (a gain of $1,064 and $1,307 for the quarter and six months ended June 30, 2022, respectively), was recognized in the consolidated statement of operations.

The fair value of the November 2020 warrants on the various dates discussed above was calculated using a Black-Scholes option pricing model in a Monte Carlo simulation in order to evaluate the downward adjustment mechanism to the exercise price. The assumptions used at the different valuation dates are provided in the table below:

LIMINAL BIOSCIENCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

June 30, 2023

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

	June 30,	December 31,
	2023	2022
Underlying common share fair value (in USD)	$6.28	$3.25
Remaining life until expiry	2.3	2.8
Volatility	71.0%	51.0%
Risk-free interest rate	4.75%	4.26%
Expected dividend rate	—	—
Fair value of a warrant calculated using a Black-Sholes pricing model (in USD)	$0.19	$—
Fair value of exercise price adjustment mechanism (in USD)	$0.53	$0.12
Illiquidity discount	26.0%	20.0%
Fair value of a warrant (in USD)	$0.53	$0.10
Fair value of a warrant (in CAD)	$0.70	$0.13

8. Long-term debt

On February 15, 2022, the Company settled the entirety of the first and second term loans, representing an aggregate principal amount of $39,123 and the stated interest accrued of $484, for an amount of $39,123, thus terminating the consolidated loan agreement with SALP and releasing the security interests granted by the Company over its assets pursuant to the loan agreement and related documents. The difference between the carrying amount of the loans extinguished and the cash payment of $292 was recorded as a loss on extinguishment of liabilities. The Company incurred $40 in legal fees in relation to the prepayment, which were recorded against the loss on extinguishment of liabilities.

The repayment also terminated the royalty stream agreement with SALP resulting in the derecognition of the royalty payment obligation to SALP included in other long-term liabilities and the recognition of a gain on extinguishment of liabilities of $120.

In concurrence with the repayment, the 16,873 warrants held by SALP and having an exercise price of $152.10 per common share (note 9c) were cancelled.

9. Share capital and other equity instruments

a) Share capital

On February 1, 2023, the Company performed a share consolidation of all its issued and outstanding common shares, stock options and warrants on the basis of a consolidation ratio of ten pre-consolidation shares to one post-consolidation share. The quantities and per unit prices of the Company's common shares, stock options and warrants presented in these interim financial statements have been retroactively adjusted to give effect to the share consolidation.

Authorized and without par value

Common shares: unlimited number authorized, participating, carrying one vote per share, entitled to dividends.

Preferred shares: unlimited number authorized, issuable in one or more series.

LIMINAL BIOSCIENCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

June 30, 2023

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

-
Series A preferred shares: unlimited number authorized, no par value, non-voting, ranking in priority to the common shares, entitled to the same dividends as the common shares, non-transferable, redeemable at the redemption amount offered for the common shares upon a change in control event.

No preferred shares have been issued. At June 30, 2023 and 2022, the number of common shares outstanding were as follows:

	June 30, 2023		June 30, 2022
	Number	Amount	Number	Amount
Balance - beginning of period	3,104,222	$979,849	3,104,222	$979,849
Shares issued for milestone achievement (note 4)	145,312	1,313	—	—
Balance - end of period	3,249,534	$981,162	3,104,222	$979,849

b) Contributed surplus (Share-based payments)

Stock options

For stock options having a CAD exercise price, the changes in the number of stock options outstanding during the six months ended June 30, 2023 and 2022 were as follows:

	June 30, 2023		June 30, 2022
		Weighted		Weighted
		average		average
		exercise price		exercise price
	Number	($)	Number	($)
Balance - beginning of period	101,629	$214.46	102,805	$215.29
Forfeited	(1,709)	146.12	—	—
Expired	—	—	(8)	21,225.00
Balance - end of period	99,920	$215.63	102,797	$213.65

For options having a USD exercise price, the changes in the number of stock options outstanding during the quarters ended June 2023, and 2022 were as follows:

	June 30, 2023		June 30, 2022
		Weighted		Weighted
		average		average
		exercise price		exercise price
	Number	(USD)	Number	(USD)
Balance - beginning of period	130,916	$21.52	74,900	$34.88
Granted	44,600	3.99	60,850	6.70
Forfeited	(5,166)	16.34	(4,500)	18.08
Balance - end of period	170,350	$17.09	131,250	$22.39

2023
In March 2023, there were two option grants issued of which 41,500 stock options having an exercise price of USD 3.99 and vesting over a period of up to four years were issued to executives and 3,100 stock options having an exercise price of USD 3.99 and vesting over a period of up to four years were issued to employees.

LIMINAL BIOSCIENCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

June 30, 2023

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

2022
In March 2022, there were two option grants issued of which 11,500 stock options, having an exercise price of USD 10.20 and vesting over a period of up to four years were issued to executives and 5,000 stock options, having an exercise price of USD 10.20 and vesting over a period of up to four years were issued to a member of the Board of Directors.

The Company uses the Black-Scholes option pricing model to calculate the fair value of stock options at the date of grant. The weighted average inputs into the model and the resulting grant date fair values during the quarters ended June 30, 2023 and 2022 were as follows:

	June 30,	June 30,
	2023	2022
Expected dividend rate	—	—
Expected volatility of share price	117.2%	115.8%
Risk-free interest rate	3.54%	2.85%
Expected life in years	6.8	6.8
Weighted average grant date fair value	$4.65	$7.50

At June 30, 2023, stock options issued and outstanding denominated in CAD and USD by range of exercise price are as follows:

		Weighted average	Weighted		Weighted
Range of exercise		remaining	average		average
price for stock option	Number	contractual life	exercise price	Number	exercise price
issued in CAD	outstanding	(in years)	($)	exercisable	($)
$119.90-$146.35	15,399	6.8	$136.57	13,079	$136.15
$146.36-$211.05	78,973	5.9	152.10	68,197	152.10
$211.06 - $2,130.00	5,025	5.9	358.66	5,025	358.66
$2,130.01-$20,700.00	523	5.0	10,761.57	523	10,761.57
	99,920	6.1	$215.63	86,824	$225.56
		Weighted average	Weighted		Weighted
Range of exercise		remaining	average		average
price for stock option	Number	contractual life	exercise price	Number	exercise price
issued in USD	outstanding	(in years)	(USD)	exercisable	(USD)
$3.99-$4.75	54,600	9.7	$4.01	—	$—
$4.76-$7.80	37,850	8.9	5.40	14,370	5.40
$7.81 - $15.95	16,500	8.7	10.20	5,169	10.20
$15.96-$41.80	31,400	8.2	27.56	18,939	31.42
$41.81 - $108.00	30,000	7.4	48.48	27,164	48.28
	170,350	8.7	$17.09	65,642	$31.03

A share-based payment compensation expense of $243 and $530 was recorded for the stock options for the quarter and six months ended June 30, 2023, respectively ($537 and $1,156 for the quarter and six months ended June 30, 2022, respectively).

Share-based payments expense

The total share-based payments compensation expense has been included in the consolidated statements of operations for the quarters and six months ended June 30, 2023 and 2022 as indicated in the following table:

LIMINAL BIOSCIENCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

June 30, 2023

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

	Quarter ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Research and development expenses	$98	$256	$231	$523
Administration expenses	145	281	299	633
	$243	$537	$530	$1,156

c) Warrants

The following table presents the number of warrants outstanding with an exercise price in CAD during the six months ended June 30, 2023 and 2022:

	June 30, 2023		June 30, 2022
		Weighted		Weighted
		average		average
		exercise price		exercise price
	Number	($)	Number	($)
Balance of warrants - beginning of period	400	$30,000.00	17,273	$843.30
Cancelled (note 8)	—	—	(16,873)	152.10
Expired	(400)	30,000.00	—	—
Balance of warrants - end of period	—	$—	400	$30,000.00

There were no changes in the number of warrants having a USD exercise price during the quarter ended June 30, 2023 and 2022. These are the same warrants presented as a warrant liability (note 7) and they are listed here with the warrants classified as equity instruments, simply so the readers may see all the warrants outstanding together. At June 30, 2023, the number of warrants outstanding by exercise price were as follows:

	June 30, 2023
		Weighted
		average
		exercise price
	Number	(USD)
Balance of warrants - end of period	789,472	$55.00

The 789,472 warrants shown in the table above, are those accounted for as a warrant liability (note 7) and are included in this note in order to present all the outstanding warrants in aggregate in the tables above.

The warrants outstanding at June 30, 2023, their exercise price in USD, expiry rate and the overall weighted average exercise price in both currencies are as follows:

	Number	Expiry date	Exercise price (USD)
Warrants outstanding with an exercise price in USD	789,472	November 2025	$55.00

On February 15, 2022, the 16,873 warrants having an exercise price of $152.10 were cancelled (note 8).

10. Related party transactions

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note. Details of transactions between the Company and other related parties are disclosed below and in other notes according to the nature of the transactions. These transactions have been recorded at the exchange amount, meaning the amount agreed to between the parties.

LIMINAL BIOSCIENCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

June 30, 2023

(In thousands of Canadian dollars, except for per share amounts) (Unaudited)

At June 30, 2023, a former CEO had a balance of $197 ($197 at December 31, 2022), owing to the Company under a tax equalization program. The amount is required to be repaid to the Company following the receipt of a refund by the former employee from the taxation authority for each of the two years covered by the program. At December 31, 2022, the Company received the reimbursment of the first year. The remaining amount is expected to be received once the tax return of the second and final year of the program has been assessed by the appropriate government agencies.

All material transactions with SALP are disclosed in notes 7, 8 and 11 where the particular transactions are disclosed, and otherwise in this note.

During the quarter and six months ended June 30, 2023, the Company also recorded legal expenses of $53 and $117, respectively ($46 and $205 for the quarter and six months ended June 30, 2022), incurred by SALP, that is required to be reimbursed pursuant to the subscription agreement signed with SALP on April 14, 2019.

In connection with the milestone event that resulted from the nomination of LMNL6326 as the lead preclinical candidate for the OXER1 program, a cash payment of $188 was made to a Board member, who is also a consultant to the Company.

11. Subsequent event

On July 11, 2023, the Company entered into a Definitive Arrangement Agreement (the "Agreement") with SALP. Under the terms of the Arrangement Agreement, Liminal BioSciences shareholders (other than SALP and its affiliates or associates) will receive USD 8.50 in cash per Common Share, which represents a premium of approximately 135% over Liminal BioSciences' closing share price on the Nasdaq Capital Market ("Nasdaq") on April 4, 2023, which was the last full trading day prior to the public announcement of SALP's initial non-binding proposal to acquire the remaining Common Shares of Liminal BioSciences that it does not already own, and is $1.00 per Common Share more than SALP's initial non-binding proposal.The transaction is expected to be completed pursuant to a court-approved plan of arrangement under section 192 of the Canada Business Corporations Act and is subject to the satisfaction of customary closing conditions, including (without limitation) court approval and the approval of the shareholders of Liminal BioSciences. After completion of the transaction, Liminal BioSciences expects to no longer be subject to the reporting requirements of applicable Canadian securities legislation or the U.S. Securities Exchange Act of 1934, as amended, and its common shares will be delisted from Nasdaq.